SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 16, 2016	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k. chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS TAIWAN SECURES NT$13.2 BILLION CREDIT FACILITY

Hsinchu, Taiwan, May 16, 2016 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS”) (Nasdaq: IMOS) announced today that its majority-owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) (TSE: 8150), has secured two new credit lines (aggregated as the “Credit Facility”) from a syndicate of eleven Taiwan banks. The first credit line is a NT$8.3 billion (approximately US$257.9 million), five-year, floating rate, secured, non-revolving credit line. The second is a NT$4.9 billion (approximately US$152.3 million) unsecured, floating rate, revolving credit line. ChipMOS Taiwan expects to use the proceeds from the Credit Facility to refinance its existing bank debt and to provide additional working capital for general corporate purposes.

Land Bank of Taiwan acted as lead manager, Bank of Taiwan and Taiwan Cooperative Bank acted as co-lead, of the syndicate, which also included Yuanta Bank, Taishin International Bank, Hua Nan Bank, Ta Chong Bank, Chang Hwa Bank, Bank of Panhsin, and Shin Kong Bank. Mr. S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, and representatives from the bank syndicate were present at the signing ceremony held in head offices of Land Bank of Taiwan in Taipei, Taiwan.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We appreciate the continued support and excellent partnership of Taiwan’s most prominent banking institutions. The new Credit Facility will allow ChipMOS Taiwan to refinance its existing debt obligations on more favorable financial terms, while maintaining financial flexibility to support the Company’s growth plans. The Company’s strong financial health, market leadership and compelling growth opportunities in both core product areas and new expansion markets were all strong factors in securing this latest strategic opportunity.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and testing services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Qingpu Industrial Zone, Shanghai, China, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.